UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

GOLDENBRIDGE ACQUISITION LIMITED

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G3970D104

(CUSIP Number)

March 1, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G3970D104

1	Names of Reporting Persons
Scienjoy Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
606,061
	7	Sole Dispositive Power

	8	Shared Dispositive Power
606,061

9	Aggregate Amount Beneficially Owned by Each Reporting Person
606,061
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.15%(1)
12	Type of Reporting Person (See Instructions)
CO

(1)	The percentage set forth in Row 11 of this Cover Page is based on the information as reported in the Issuer’s Registration Statement (File No. 333- 248662) declared effective by the Securities and Exchange Commission (the “SEC”) on March 1, 2021.

SCHEDULE 13G

CUSIP No.	G3970D104

1	Names of Reporting Persons
Scienjoy Holding Corporation
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
606,061
	7	Sole Dispositive Power

	8	Shared Dispositive Power
606,061

9	Aggregate Amount Beneficially Owned by Each Reporting Person
606,061
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.15% (1)
12	Type of Reporting Person (See Instructions)
CO

(1)	The percentage set forth in Row 11 of this Cover Page is based on the information as reported in the Issuer’s Registration Statement (File No. 333- 248662) declared effective by the Securities and Exchange Commission (the “SEC”) on March 1, 2021.

Item 1.

(a)	Name of Issuer:

Goldenbridge Acquisition Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

15/F, Aubin House

171-172 Gloucester Road

Wanchai, Hong Kong

Item 2.

(a)	Name of Person Filing:

The names of the persons filing this statement on Schedule 13G are:

(1)	Scienjoy Inc.

(2)	Scienjoy Holding Corporation

Scienjoy Inc. is a wholly owned subsidiary of Scienjoy Holding Corporation.

(b)	Address of Principal Business Office or, if None, Residence:

(1)	The address of principal business office of Scienjoy Inc. is: the 3rd Floor, Jia No. 34, Shenggu Nanli, Chaoyang District, Beijing, F4 100029.

(2)	The address of principal business office of Scienjoy Holding Corporation is: the 3rd Floor, Jia No. 34, Shenggu Nanli, Chaoyang District, Beijing, F4 100029.

(c)	Citizenship:

(1)	Scienjoy Inc. is a Cayman Islands company.

(2)	Scienjoy Holding Corporation is a British Virgin Islands company.

(d)	Title and Class of Securities:

Ordinary Shares, no par value (“Ordinary Shares”)

(e)	CUSIP No.: G3970D104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Scienjoy Inc. beneficially owns 606,061 Ordinary Shares directly held by it.

Scienjoy Holding Corporation may be deemed to beneficially own 606,061 Ordinary Shares held by Scienjoy Inc.

(b)	Percent of Class:

Scienjoy Inc. beneficially owns 9.15%* of issued and outstanding Ordinary Shares of the Issuer directly held by it.

Scienjoy Holding Corporation may be deemed to beneficially own 9.15%* of issued and outstanding Ordinary Shares of the Issuer held by Scienjoy Inc.

*The percentage is based on the information as reported in the Issuer’s Registration Statement (File No. 333- 248662) declared effective by the Securities and Exchange Commission (the “SEC”) on March 1, 2021

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Scienjoy Inc. – 0

Scienjoy Holding Corporation – 0

(ii)	Shared power to vote or to direct the vote:

Each of Scienjoy Inc. and Scienjoy Holding Corporation may be deemed to have shared power to vote or direct the vote of 606,061 Ordinary Shares held by Scienjoy Inc.

(iii)	Sole power to dispose or to direct the disposition of:

Scienjoy Inc. – 0

Scienjoy Holding Corporation – 0

(iv)	Shared power to dispose or to direct the disposition of:

Each of Scienjoy Inc. and Scienjoy Holding Corporation may be deemed to have shared power to dispose or direct the disposition of 606,061 Ordinary Shares held by Scienjoy Inc.

The filing of this report shall not be construed as an admission that Scienjoy Holding Corporation is the beneficial owner of any securities reported herein, for the purposes of sections 13(d) or 13(g) of the Act or any other purposes.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes and the following certification:

By signing below each Reporting Person certifies that, to the best of such Reporting Person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2021

Scienjoy Inc.

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Director

Scienjoy Holding Corporation

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chief Executive Officer

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of Goldenbridge Acquisition Limited dated as of March 10, 2021 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: March 10, 2021

Scienjoy Inc.

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Director

Scienjoy Holding Corporation

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chief Executive Officer